SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON AUGUST 27th, 2014

DATE, TIME AND PLACE: August 27th 2014, at 4:00pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu, either in person or by means of audio and video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Mr. Jaques Horn also attended this meeting as Secretary and Legal Officer.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: To resolve about strategic project of the Company.

RESOLUTIONS: Upon review and discussion of the subject included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) After the examination and discussion on the material that is filed at the Company’s head offices, the Board Members resolved to authorize the Company to submit a proposal for the integration of the Company and Global Village Telecom SA ("GVT") operations, based on the conditions discussed and approved at this meeting. Mr. Rodrigo de Abreu Modesto, as the CEO of the Company, and Messrs. Franco Bertone and Piergiorgio Peluso, members of the Board of Directors in the quality of attorneys-in-fact duly appointed, are authorized, acting individually or jointly, to practice all acts, execute any instruments, contracts or terms that may be necessary for the faithful execution of this decision, being ratified all actions taken to date related to the resolution hereby adopted; and

(2) At last, due to the urgency and relevance of the subject, the Board Members agreed to resolve on the participation of the Company and/or its subsidiaries in the Auction of 4G network on the 700MHz frequency, registering such resolution as follows: to authorize the participation of the Company and/or its subsidiaries, TIM Celular S.A. (“TCEL”) and Intelig Telecomunicações Ltda. (“INTELIG”), jointly referred as Subsidiaries, in all phases of the Auction Nr. 002/2014, 700Mhz frequency (“Auction of 4G, 700Mhz Frequency”), carried out by the National Agency of Telecommunications – ANATEL (“ANATEL”). Accordingly, the Board of Directors authorized the Statutory Officers and/or the attorneys-in-fact of the Company and its Subsidiaries, acting individually, or acting jointly, without any limitation of the amounts involved, to take any actions, to executed any instruments, contracts, terms, and provide any statements that may be necessary for the faithful implementation of the resolution hereto, including,  but not limited to: (i) enter into guarantees of maintaining price proposal and implementation of commitments covered in any of the forms accepted by the Auction of 4G, 700Mhz. It is understood as guarantees, letter of guarantee, guarantee insurance or cash deposit insurance; (ii) present the proposals and any other acts related to the participation of o the Company and/or of its Subsidiaries at the 4G Auction, 700Mhz; (iii) obtain, later on, the radiofrequency use authorizations resulting from the 4G Auction, 700Mhz, as defined and at the dates set forth by ANATEL; (iv) elaborate, execute, present and renew price proposals, including substitutes, and to make bids; (v) present identification, tax regularity and habilitation documents; (vi) provide receipts; (vii) initialize envelops and documents; (viii) sign presence list and minutes of meetings; (ix) issue and execute statements; (x) present oppositions and requirements; (xi) give up an appeal period; (xii) present an appeal and reconsideration requests and also to oppose them; (xiii) obtain and give guarantees; (xiv) take all the necessary measures on the definition and indication of the sites related to the  coverage commitments; and (xv) execute authorization terms, ultimately, to take all and any actions related to the 4G Auction, 700Mhz and the radiofrequency use authorizations arising from it.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso e Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), August 27th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 28, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.